Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alkermes plc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive (loss) income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Alkermes plc. and its subsidiaries at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Boston, Massachusetts

May 18, 2012

ALKERMES PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2012 AND 2011

	2012	2011
	(In thousands, except share and per share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$83,601	$38,394
Investments—short-term	106,846	162,928
Receivables	96,381	22,969
Inventory	39,759	20,425
Prepaid expenses and other current assets	12,566	8,244

Total current assets	339,153	252,960

PROPERTY, PLANT AND EQUIPMENT, NET	302,995	95,020
INTANGIBLE ASSETS—NET	617,845	—
GOODWILL	92,740	—
INVESTMENTS—LONG-TERM	55,691	93,408
OTHER ASSETS	26,793	11,060

TOTAL ASSETS	$1,435,217	$452,448

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$79,154	$44,934
Deferred revenue—current	6,910	3,123
Long-term debt—current	3,100	—

Total current liabilities	89,164	48,057

LONG-TERM DEBT	441,360	—
DEFERRED REVENUE—LONG-TERM	7,578	4,837
DEFERRED TAX LIABILITIES—LONG-TERM	34,512	—
OTHER LONG-TERM LIABILITIES	8,751	7,536

Total liabilities	581,365	60,430

COMMITMENTS AND CONTINGENCIES (Note 17)
SHAREHOLDERS’ EQUITY:
Preferred stock, par value, $0.01 per share; 50,000,000 and zero shares authorized; none issued and outstanding at March 31, 2012 and 2011, respectively	—	—
Ordinary shares, par value, $0.01 per share; 450,000,000 and 160,000,000 shares authorized; 130,212,530 and 105,771,507 shares issued; 130,177,452 and 95,702,299 shares outstanding at March 31, 2012 and 2011, respectively	1,300	1,055
Non-voting common stock, par value, $0.01 per share; zero and 450,000 shares authorized; zero and 382,632 shares issued and outstanding at March 31, 2012 and 2011, respectively	—	4
Treasury stock, at cost (35,078 and 10,069,208 shares at March 31, 2012 and 2011, respectively)	(571)	(131,095)
Additional paid-in capital	1,380,742	936,295
Accumulated other comprehensive loss	(2,713)	(3,013)
Accumulated deficit	(524,906)	(411,228)

Total shareholders’ equity	853,852	392,018

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,435,217	$452,448

The accompanying notes are an integral part of these consolidated financial statements.

ALKERMES PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years Ended March 31, 2012, 2011 AND 2010

	2012	2011	2010
	(In thousands, except per share amounts)
REVENUES:
Manufacturing and royalty revenues	$326,444	$156,840	$149,917
Product sales, net	41,184	28,920	20,245
Research and development revenue	22,349	880	3,117
Other	—	—	5,002

Total revenues	389,977	186,640	178,281

EXPENSES:
Cost of goods manufactured and sold	127,578	52,185	49,438
Research and development	141,893	97,239	95,363
Selling, general and administrative	137,632	82,847	76,514
Amortization and impairment of acquired intangible assets	71,155	—	—

Total expenses	478,258	232,271	221,315

OPERATING LOSS	(88,281)	(45,631)	(43,034)

OTHER EXPENSE, NET:
Interest income	1,516	2,728	4,667
Interest expense	(28,111)	(3,298)	(5,974)
Other income (expense), net	484	(290)	(360)

Total other expense, net	(26,111)	(860)	(1,667)

LOSS BEFORE INCOME TAXES	(114,392)	(46,491)	(44,701)
PROVISION (BENEFIT) FOR INCOME TAXES	(714)	(951)	(5,075)

NET LOSS	$(113,678)	$(45,540)	$(39,626)

LOSS PER COMMON SHARE:
Basic	$(0.99)	$(0.48)	$(0.42)

Diluted	$(0.99)	$(0.48)	$(0.42)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	114,702	95,610	94,839

Diluted	114,702	95,610	94,839

COMPREHENSIVE LOSS:
Net loss	$(113,678)	$(45,540)	$(39,626)
Unrealized losses on marketable securities:
Holding gains (losses), net of tax	627	379	2,998
Less: Reclassification adjustment for losses included in net (loss) income	—	—	94

Unrealized gains (losses) on marketable securities	627	379	3,092

Unrealized losses on derivative contracts, net of tax	(327)	—	—

COMPREHENSIVE LOSS	$(113,378)	$(45,161)	$(36,534)

The accompanying notes are an integral part of these consolidated financial statements.

ALKERMES PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended March 31, 2012, 2011 AND 2010

			Non-voting Common Stock
	Ordinary Shares					Accumulated Other Comprehensive Loss (Income)		Treasury Stock
					Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount				Shares	Amount	Total
	(In thousands, except share data)
BALANCE—March 31, 2009	104,044,663	$1,040	382,632	$4	$892,415	$(6,484)	$(326,062)	(9,508,451)	$(126,025)	$434,888
Issuance of common stock under employee stock plans	770,665	7	—	—	2,586	—	—	—	—	2,593
Receipt of Alkermes’ stock for the purchase of stock options or to satisfy minimum tax withholding obligations related to stock based awards	—	—	—	—	972	—	—	(108,410)	(972)	—
Repurchase of common stock for treasury, at cost	—	—	—	—	—	—	—	(328,404)	(2,684)	(2,684)
Share-based compensation	—	—	—	—	14,107	—	—	—	—	14,107
Excess tax benefit from share-based compensation	—	—	—	—	246	—	—	—	—	246
Unrealized gain on marketable securities, net of tax of $1,831	—	—	—	—	—	3,092	—	—	—	3,092
Net loss	—	—	—	—	—	—	(39,626)	—	—	(39,626)

BALANCE—March 31, 2010	104,815,328	$1,047	382,632	$4	$910,326	$(3,392)	$(365,688)	(9,945,265)	$(129,681)	$412,616
Issuance of common stock under employee stock plans	956,179	8	—	—	4,736	—	—	—	—	4,744
Receipt of Alkermes’ stock for the purchase of stock options or to satisfy minimum tax withholding obligations related to stock based awards	—	—	—	—	1,414	—	—	(123,943)	(1,414)	—
Share-based compensation	—	—	—	—	19,819	—	—	—	—	19,819
Unrealized gain on marketable securities, net of tax of $225	—	—	—	—	—	379	—	—	—	379
Net loss	—	—	—	—	—	—	(45,540)	—	—	(45,540)

BALANCE—March 31, 2011	105,771,507	$1,055	382,632	$4	$936,295	$(3,013)	$(411,228)	(10,069,208)	$(131,095)	$392,018
Issuance of common stock to Elan Corporation, plc in connection with the purchase of Elan Drug Technologies	31,900,000	319	—	—	524,755	—	—	—	—	525,074
Issuance of ordinary shares under employee stock plans	2,398,422	24	—	—	17,164	—	—	—	—	17,188
Receipt of Alkermes’ stock for the purchase of stock options or to satisfy minimum tax withholding obligations related to stock based awards	—	—	—	—	3,676	—	—	(205,901)	(3,676)	—
Share-based compensation	—	—	—	—	28,615	—	—	—	—	28,615
Excess tax benefit from share-based compensation	—	—	—	—	4,335	—	—	—	—	4,335
Conversion of non-voting common stock to common stock	382,632	4	(382,632)	(4)	—	—	—	—	—	—
Cancellation of treasury stock	(10,240,031)	(102)	—	—	(134,098)	—	—	10,240,031	134,200	—
Unrealized gains on marketable securities, net of tax of $372	—	—	—	—	—	627	—	—	—	627
Unrealized loss on cash flow hedge, net of tax of $(194)	—	—	—	—	—	(327)	—	—	—	(327)
Net loss	—	—	—	—	—	—	(113,678)	—	—	(113,678)

BALANCE—March 31, 2012	130,212,530	$1,300	—	$—	$1,380,742	$(2,713)	$(524,906)	(35,078)	$(571)	$853,852

The accompanying notes are an integral part of these consolidated financial statements.

ALKERMES PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 31, 2012, 2011 AND 2010

	2012	2011	2010
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(113,678)	$(45,540)	$(39,626)
Adjustments to reconcile net loss to cash flows from operating activities:
Share-based compensation expense	28,826	19,832	13,921
Depreciation and amortization	93,684	8,652	25,026
Deferred income taxes	(14,556)	—	—
Loss on purchase of non-recourse RISPERDAL CONSTA secured 7% Notes	—	841	—
Other non-cash charges	4,342	1,861	3,833
Changes in assets and liabilities, excluding the effect of acquisitions:
Receivables	(14,014)	2,347	(728)
Inventory, prepaid expenses and other assets	(4,879)	5,211	(4,037)
Accounts payable and accrued expenses	11,217	6,954	(2,064)
Deferred revenue	6,068	635	(4,753)
Other long-term liabilities	508	(88)	(1,638)
Payment or purchase of non-recourse RISPERDAL CONSTA secured 7% notes attributable to original issue discount	—	(6,611)	(2,181)

Cash flows used in operating activities	(2,482)	(5,906)	(12,247)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(16,988)	(9,401)	(15,787)
Proceeds from the sale of equipment	35	395	248
Acquisition of Elan Drug Technologies, net of cash acquired	(494,774)	—	—
Investment in Acceleron Pharmaceuticals, Inc.	(231)	(501)	(8,000)
Purchases of investments	(228,229)	(370,375)	(465,387)
Sales and maturities of investments	323,028	385,511	516,935

Cash flows (used in) provided by investing activities	(417,159)	5,629	28,009

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of ordinary shares for share-based compensation arrangements	17,188	4,744	2,593
Excess tax benefit from share-based compensation	4,335	—	246
Proceeds from the issuance of long-term debt	444,100	—	—
Principal payments of long-term debt	(775)	—	—
Payment or purchase of non-recourse RISPERDAL CONSTA secured 7% notes	—	(45,397)	(23,486)
Purchase of ordinary shares for treasury	—	—	(2,684)

Cash flows provided by (used in) financing activities	464,848	(40,653)	(23,331)

NET DECREASE IN CASH AND CASH EQUIVALENTS	45,207	(40,930)	(7,569)
CASH AND CASH EQUIVALENTS—Beginning of period	38,394	79,324	86,893

CASH AND CASH EQUIVALENTS—End of period	$83,601	$38,394	$79,324

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest	$21,658	$1,684	$4,918
Cash paid for taxes	$10,068	$60	$114
Non-cash investing and financing activities:
Purchased capital expenditures included in accounts payable and accrued expenses	$3,416	$424	$2,798
Investment in Civitas Therapeutics, Inc.	$1,547	$1,320	$—
Issuance of common stock used in the acquisition of Elan Drug Technologies	$525,074	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Alkermes plc is a fully integrated, global biopharmaceutical company that applies its scientific expertise and proprietary technologies to develop innovative medicines that improve patient outcomes. The Company has a diversified portfolio of more than 20 commercial drug products and a substantial clinical pipeline of product candidates that address central nervous system (“CNS”) disorders such as addiction, schizophrenia and depression. Headquartered in Dublin, Ireland, Alkermes plc has a research and development (“R&D”) center and corporate offices in Waltham, Massachusetts and manufacturing facilities in Athlone, Ireland; Gainesville, Georgia; and Wilmington, Ohio.

On September 16, 2011, the business of Alkermes, Inc. and the drug technologies business (“EDT”) of Elan Corporation, plc (“Elan”) were combined (this combination is referred to as the “Business Combination”, the “acquisition of EDT” or the “EDT acquisition”) in a transaction accounted for as a reverse acquisition with Alkermes, Inc. treated as the accounting acquirer. As a result, the historical financial statements of Alkermes, Inc. are included in the comparative prior periods. As part of the Business Combination, Antler Acquisition Corp., a wholly owned subsidiary of the Company, merged with and into Alkermes, Inc. (the “Merger”), with Alkermes, Inc. surviving as a wholly owned subsidiary of the Company. Prior to the Merger, EDT was carved-out of Elan and reorganized under the Company. At the effective time of the Merger, (i) each share of Alkermes, Inc. common stock then issued and outstanding and all associated rights were canceled and automatically converted into the right to receive one ordinary share of the Company; (ii) all then-issued and outstanding options to purchase Alkermes, Inc. common stock granted under any stock option plan were converted into options to purchase, on substantially the same terms and conditions, the same number of ordinary shares of the Company at the same exercise price; and (iii) all then-issued and outstanding awards of Alkermes, Inc. common stock were converted into awards of the same number, on substantially the same terms and conditions, of ordinary shares of the Company. As a result, upon consummation of the Merger and the issuance of the ordinary shares of the Company in exchange for the canceled shares of Alkermes, Inc. common stock, the former shareholders of Alkermes, Inc. owned approximately 75% of the Company, with the remaining approximately 25% of the Company owned by a subsidiary of Elan pursuant to the terms of a shareholder’s agreement.

Use of the terms such as “us,” “we,” “our,” “Alkermes” or the “Company” in this Annual Report on Form 10-K is meant to refer to Alkermes plc and its subsidiaries, except when the context makes clear that the time period being referenced is prior to September 16, 2011, in which case such terms shall refer to Alkermes, Inc. Prior to September 16, 2011, Alkermes, Inc. was an independent pharmaceutical company incorporated in the Commonwealth of Pennsylvania and traded on the NASDAQ Global Select Stock Market under the symbol “ALKS.”

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Alkermes plc and its wholly-owned subsidiaries: Alkermes Ireland Holdings Limited, Alkermes Pharma Ireland Limited, Alkermes U.S. Holdings, Inc., Alkermes, Inc., Eagle Holdings USA, Inc., Alkermes Gainesville LLC, Alkermes Controlled Therapeutics, Inc., Alkermes Europe, Ltd., Alkermes Finance Ireland Limited, Alkermes Finance S.A R.L. and Alkermes Finance Ireland (No. 2) Limited. Intercompany accounts and transactions have been eliminated.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) (“GAAP”) requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and judgments and methodologies, including those related to revenue recognition and related allowances, its collaborative relationships, clinical trial expenses, the valuation of inventory, impairment and amortization of intangibles and long-lived assets, share-based compensation, income taxes including the valuation allowance for deferred tax assets, valuation of investments and derivative instruments, litigation and restructuring charges. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

The Company values its cash and cash equivalents at cost plus accrued interest, which the Company believes approximates their market value. The Company considers only those investments which are highly liquid, readily convertible into cash and that mature within three months from the date of purchase to be cash equivalents.

Investments

The Company has investments in various types of securities including U.S. government and agency obligations, debt securities issued by foreign agencies and backed by foreign governments and corporate debt securities. The Company also has strategic equity investments which includes the common stock of a public company with which the Company has a collaborative arrangement. The Company generally holds its interest-bearing investments with major financial institutions and in accordance with documented investment policies. The Company limits the amount of credit exposure to any one financial institution or corporate issuer. At March 31, 2012, substantially all these investments are classified as available-for-sale and are recorded at fair value. Holding gains and losses on these investments are considered “unrealized” and are reported within “Accumulated other comprehensive (loss) income,” a component of shareholders’ equity. The Company uses the specific identification method for reclassifying unrealized gains and losses into earnings when investments are sold. Certain of the Company’s money market funds and held-to-maturity investments are restricted investments held as collateral under letters of credit related to certain of the Company’s service provider agreements and lease agreements, respectively, and are included in “Investments—short-term” and “Investments—long-term”, respectively, in the consolidated balance sheets.

The Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required by GAAP. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded in accumulated other comprehensive loss.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For available-for-sale debt securities with unrealized losses, the Company performs an analysis to assess whether it intends to sell or whether it would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. If the Company intends to sell a security, or may be required to do so, the security’s decline in fair value is deemed to be other-than-temporary and the full amount of the unrealized loss is recorded within earnings as an impairment loss. Regardless of the Company’s intent to sell a security, the Company performs additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where the Company does not expect to receive cash flows sufficient to recover the amortized cost basis of a security.

For equity securities, when assessing whether a decline in fair value below the cost basis is other-than-temporary, the Company considers the fair market value of the security, the duration of the security’s decline, and the financial condition of the issuer. The Company then considers its intent and ability to hold the equity security for a period of time sufficient to recover its carrying value. Where the Company has determined that it lacks the intent and ability to hold an equity security to its expected recovery, the security’s decline in fair value is deemed to be other-than-temporary and is recorded within operations as an impairment loss.

Fair Value of Financial Instruments

The Company’s financial assets and liabilities are recorded at fair value and are classified as Level 1, 2 or 3 within the fair value hierarchy, as described in the accounting standards for fair value measurement. The Company’s financial assets and liabilities consist of cash equivalents and investments and are classified within the fair value hierarchy as follows:

Level 1—these valuations are based on a market approach using quoted prices in active markets for identical assets. Valuations of these products do not require a significant degree of judgment. Assets utilizing Level 1 inputs include investments in money market funds, U.S. government and agency debt securities, debt securities issued and backed by foreign governments, and strategic equity investments;

Level 2—these valuations are based on a market approach using quoted prices obtained from brokers or dealers for similar securities or for securities for which the Company has limited visibility into their trading volumes. Valuations of these financial instruments do not require a significant degree of judgment. Assets utilizing Level 2 inputs include investments in corporate debt securities that are trading in the credit markets;

Level 3—these valuations are based on an income approach using certain inputs that are unobservable and are significant to the overall fair value measurement. Valuations of these products require a significant degree of judgment. Assets utilizing Level 3 inputs primarily consist of investments in certain corporate debt securities, auction rate securities and asset backed securities that are not trading in the credit markets.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to their short-term nature.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Included in inventory are raw materials used in production of pre-clinical and clinical products, which have alternative future use and are charged to R&D expense when consumed. VIVITROL® inventory that is in the distribution channel is classified as “consigned-out inventory.”

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Expenditures for repairs and maintenance are charged to expense as incurred and major renewals and improvements are capitalized. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

Asset group	Term
Buildings and improvements	15 - 40 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	Shorter of useful life or lease term

Business Acquisitions

The Company’s consolidated financial statements include the operations of an acquired business after the completion of the acquisition. The Company accounts for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date, and that the fair value of acquired in-process research and development (“IPR&D”) be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. Contingent consideration, if any, is included within the acquisition cost and is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Changes in fair value are recognized in earnings.

Goodwill and Intangible Assets

Goodwill represents the excess cost of the Company’s investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the date of acquisition. The Company’s goodwill balance solely relates to the EDT acquisition in the fiscal year ended March 31, 2012, as described in Note 3, Acquisitions. Goodwill is not amortized but is tested for impairment annually or when events or circumstances indicate the fair value of a reporting unit may be below its carrying value. A reporting unit is an operating segment or sub-segment to which goodwill is assigned when initially recorded.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance related to testing goodwill for impairment. This accounting standard allows an entity to first assess qualitative

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt the standard if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company chose to early adopt the provisions of this standard as it had not yet performed its annual impairment test, which the Company performs as of October 31 each year. The adoption of this standard did not impact the Company’s financial position or results of operations. As a result of the qualitative assessment performed as of October 31, 2011, the Company determined that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount, and an impairment of the Company’s goodwill was not recorded.

The Company’s finite-lived intangible assets consist of core developed technology and collaboration agreements and are recorded at fair value at the time of their acquisition and are stated within its consolidated balance sheets net of accumulated amortization and impairments. The finite-lived intangible assets are amortized over their estimated useful life using the economic use method, which reflects the pattern that the economic benefits of the intangible assets are consumed as revenue is generated from the underlying patent or contract. The useful lives of the Company’s intangible assets are primarily based on the legal or contractual life of the underlying patent or contract, which does not include additional years for the potential extension or renewal of the contract or patent. IPR&D represents the fair value assigned to R&D assets that were acquired prior to their completion. IPR&D is considered an indefinite-lived asset and is not amortized but is tested for impairment annually or when events or circumstances indicate the fair value may be below its carrying value. If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time. The Company’s intangible assets were all acquired as part of the EDT acquisition in the fiscal year ended March 31, 2012, as described in Note 3, Acquisitions.

Impairment of Long-Lived Assets

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values. Long-lived assets to be disposed of are carried at fair value less costs to sell them.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset Retirement Obligations

The Company recognized an asset retirement obligation for an obligation to remove leasehold improvements and other related activities at the conclusion of the Company’s lease for its AIR® manufacturing facility located in Chelsea, Massachusetts, which it presently subleases. The carrying amount of the asset retirement obligation at March 31, 2012 and 2011, was $1.9 million and $1.7 million, respectively, and is included within “Other Long-Term Liabilities” in the accompanying consolidated balance sheets.

The following table shows changes in the carrying amount of the Company’s asset retirement obligation for the years ended March 31, 2012 and 2011:

(In thousands)	Carrying Amount
Balance, April 1, 2010	$1,537
Accretion expense	155

Balance, March 31, 2011	$1,692
Accretion expense	170

Balance, March 31, 2012	$1,862

Revenue Recognition

Collaborative Arrangements

The Company has entered into a number of collaboration agreements with pharmaceutical companies including Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Janssen Pharmaceutica International, a division of Cilag International AG (“Janssen”) for RISPERDAL® CONSTA® and INVEGA® SUSTENNA®/XEPLION®, Acorda Therapeutics, Inc. (“Acorda”) for AMPYRA®/FAMPYRA®, Amylin Pharmaceuticals, Inc. (“Amylin”) for BYDUREONTM and Cilag GmbH International (“Cilag”) for the resale of VIVITROL in Russia and the other countries in the Commonwealth of Independent States (“CIS”). These collaborative arrangements typically include upfront payments, funding of R&D, payments based upon achievement of pre-clinical and clinical development milestones, manufacturing services, sales milestones and royalties on product sales.

On April 1, 2011, the Company adopted new authoritative guidance on revenue recognition for multiple element arrangements. The guidance, which applies to multiple element arrangements entered into or materially modified on or after April 1, 2011, amends the criteria for separating and allocating consideration in a multiple element arrangement by modifying the fair value requirements for revenue recognition and eliminating the use of the residual method. The fair value of deliverables under the arrangement may be derived using a “best estimate of selling price” if vendor specific objective evidence and third-party evidence is not available. Deliverables under the arrangement will be separate units of accounting provided that (i) a delivered item has value to the customer on a stand-alone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. The Company did not enter into any significant multiple element arrangements or materially modify any of its existing multiple element arrangements during the year ended March 31, 2012. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company’s existing collaboration agreements continue to be accounted for under previously issued revenue recognition guidance for multiple element arrangements, as described below.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, the Company determines the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a proportional performance or straight-line method. The Company recognizes revenue using the proportional performance method when the level of effort required to complete its performance obligations under an arrangement can be reasonably estimated and such performance obligations are provided on a best-efforts basis. Earned arrangement consideration is typically used as the measure of performance. The amount of revenue recognized under the proportional performance method is determined by multiplying the total expected payments under the contract, excluding royalties and payments contingent upon achievement of substantive milestones, by the ratio of earned arrangement consideration to estimated total arrangement consideration to be earned under the arrangement. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the proportional performance method, as of the period ending date.

If the Company cannot reasonably estimate the total arrangement consideration to be earned under an arrangement, the Company recognizes revenue under the arrangement on a straight-line basis over the period the Company is expected to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method, as of the period ending date.

Significant management judgment is required in determining the consideration to be earned under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

Many of the Company’s collaboration agreements entitle it to additional payments upon the achievement of performance-based milestones. If the achievement of a milestone is considered probable at the inception of the collaboration, the related milestone payment is included with other collaboration consideration, such as upfront payments and research funding, in the Company’s revenue model. Milestones that involve substantial effort on the Company’s part and the achievement of which are not considered probable at the inception of the collaboration are considered “substantive milestones.”

On April 1, 2011, the Company prospectively adopted the accounting guidance related to the milestone method of revenue recognition for R&D arrangements. Under the milestone method, contingent consideration received from the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved, which the Company believes is more consistent with the substance of its performance under its various collaboration agreements. A milestone is defined as an event (i) that can only be achieved based in whole or in part on either the entity’s performance or on the occurrence of a specific outcome resulting from the entity’s performance, (ii) for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved, and (iii) that would result in additional payments being due to the

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

entity. A milestone is substantive if the consideration earned from the achievement of the milestone is consistent with the Company’s performance required to achieve the milestone, or the increase in value to the collaboration resulting from the Company’s performance, relates solely to the Company’s past performance, and is reasonable relative to all of the other deliverables and payments within the arrangement. The Company’s collaboration agreements with its partners provide for payments to the Company upon the achievement of development milestones, such as the completion of clinical trials or regulatory approval for drug candidates. As of April 1, 2011, the Company’s agreements with partners included potential future payments for development milestones aggregating $17.0 million. Given the challenges inherent in developing and obtaining approval for pharmaceutical and biologic products, there was substantial uncertainty as to whether any such milestones would be achieved at the time these collaboration agreements were entered into. In addition, the Company evaluated whether the development milestones met the remaining criteria to be considered substantive. As a result of the Company’s analysis, the Company considers $3.0 million of its development milestones to be substantive and, accordingly, the Company expects to recognize as revenue future payments received from such milestones as it achieves each milestone. The election to adopt the milestone method did not impact the Company’s historical financial position at April 1, 2011. This policy election may result in revenue recognition patterns for future milestones that are materially different from those recognized for milestones received prior to adoption. During the year ended March 31, 2012, the Company recognized into revenue $3.0 million upon the achievement of developmental milestones and an aggregate of $14.0 million upon the achievement of milestones existing at April 1, 2011, where there were no remaining performance obligations under the collaborative arrangements.

Milestone payments received prior to April 1, 2011 from arrangements where the Company has continuing performance obligations have been deferred and are recognized through the application of a proportional performance model where the milestone payment is recognized over the related performance period or, in full, when there are no remaining performance obligations. The Company makes its best estimate of the period of time for the performance period. The Company will continue to recognize milestone payments received prior to April 1, 2011 in this manner. As of March 31, 2012, the Company has deferred revenue of $4.8 million from milestone payments received prior to April 1, 2011 that will be recognized through the use of a proportional performance model through 2018.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Although the Company follows detailed guidelines in measuring revenue, certain judgments affect the application of its revenue policy. For example, in connection with the Company’s existing collaboration agreements, the Company has recorded on its balance sheet short-term and long-term deferred revenue based on its best estimate of when such revenue will be recognized. Short-term deferred revenue consists of amounts that are expected to be recognized as revenue in the next 12 months. Amounts that the Company expects will not be recognized within the next 12 months are classified as long-term deferred revenue. However, this estimate is based on the Company’s current operating plan and, if its operating plan should change in the future, the Company may recognize a different amount of deferred revenue over the next 12-month period.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The estimate of deferred revenue also reflects management’s estimate of the periods of the Company’s involvement in certain of its collaborations. The Company’s performance obligations under these collaborations consist of participation on steering committees and the performance of other research and development services. In certain instances, the timing of satisfying these obligations can be difficult to estimate. Accordingly, the Company’s estimates may change in the future. Such changes to estimates would result in a change in revenue recognition amounts. If these estimates and judgments change over the course of these agreements, it may affect the timing and amount of revenue that the Company recognizes and records in future periods. At March 31, 2012, the Company had short-term and long-term deferred revenue of $3.1 million and $7.6 million, respectively, related to its collaborations.

Manufacturing revenues—The Company recognizes manufacturing revenues from the sale of products it manufactures for resale by its collaborative partners. Manufacturing revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred and title to the product and associated risk of loss has passed to the customer, the sales price is fixed or determinable and collectability is reasonably assured. Certain of the Company’s manufacturing revenues are recognized by the Company based on information supplied to the Company by its collaborative partners and require estimates to be made. Differences between the actual manufacturing revenues and estimated manufacturing revenues are reconciled and adjusted for in the period in which they become known.

Royalty revenue—The Company recognizes royalty revenues related to the sale of products by its collaborative partners that incorporates the Company’s technology. Royalties are earned under the terms of a license agreement in the period the products are sold by the Company’s collaborative partner and collectibility is reasonably assured. Certain of the Company’s royalty revenues are recognized by the Company based on information supplied to the Company by its collaborative partners and require estimates to be made. Differences between the actual royalty revenues and estimated royalty revenues are reconciled and adjusted for in the period in which they become known.

Research and development revenue—R&D revenue consists of funding that compensates the Company for formulation, pre-clinical and clinical testing under R&D arrangements. The Company generally bills its partners under R&D arrangements using a single full-time equivalent (“FTE”) or hourly rate, plus direct external costs, if any.

Product Sales, net

The Company’s product sales consist of sales of VIVITROL in the U.S. to wholesalers, specialty distributors and specialty pharmacies. Product sales are recognized from the sale of VIVITROL when persuasive evidence of an arrangement exists, title to the product and associated risk of loss has passed to the customer, which is considered to occur when the product has been received by the customer, the sales price is fixed or determinable, and collectability is reasonably assured. The Company defers the recognition of product sales on shipments of VIVITROL to its customers until the product has left the distribution channel, as it does not yet have sufficient sales history to reasonably estimate returns related to these shipments. The Company estimates product shipments out of the distribution channel through data provided by external sources, including information on inventory levels provided by its customers in the distribution channel, as well as prescription information. In order to match the cost of goods sold related to products shipped to customers with the associated revenue, the Company defers the recognition of the cost of goods sold to the period in which the associated revenue is recognized.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company records its product sales net of the following significant categories of sales discounts and allowances as a reduction of product sales at the time VIVITROL is shipped into the distribution channel, and are adjusted for inventory in the distribution channel:

•

Medicaid Rebates—the Company records accruals for rebates to states under the Medicaid Drug Rebate Program as a reduction of sales when the product is shipped into the distribution channel. The Company rebates individual states for all eligible units purchased under the Medicaid program based on a rebate per unit calculation, which is based on its Average Manufacturer Price (“AMP”). The Company estimates expected unit sales and rebates per unit under the Medicaid program and adjusts its rebate estimates based on actual unit sales and rebates per unit.

•

Chargebacks—wholesaler, specialty pharmacy and distributor, or intermediary, chargebacks are discounts that occur when contracted customers purchase directly from an intermediary. Contracted customers, which include federal government agencies purchasing under the federal supply schedule, generally purchase the product at its contracted price, plus a mark-up from the intermediary. The intermediary, in-turn, charges back to the Company the difference between the price initially paid by the intermediary and the contracted price paid to the intermediary by the customer. The allowance for chargebacks is based on actual and expected utilization of these programs. Chargebacks could exceed historical experience and the Company’s estimates of future participation in these programs. To date, actual chargebacks have not differed materially from the Company’s estimates.

•

Wholesaler Fees—cash consideration, including sales incentives and discounts, given by the Company under distribution service agreements with a number of wholesaler, distributor and specialty pharmacy customers that provide them with the opportunity to earn discounts in exchange for the performance of certain services.

Risk-management instruments

On September 16, 2011, the Company entered into a $310.0 million first lien term loan facility (the “First Lien Term Loan”) and a $140.0 million second lien term loan facility (the “Second Lien Term Loan” and, together with the First Lien Term Loan, the “Term Loans”). Interest on the Term Loans is at a rate equal to an applicable margin plus three-month LIBOR. The Company addressed its risk to exposure to fluctuations in interest rates by entering into certain derivative financial instruments, the objective of which is to limit the impact of fluctuations in interest rates on earnings. The Company’s derivative activities are initiated within the guidelines of documented corporate risk management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the liabilities being hedged.

During the year ended March 31, 2012, the Company entered into an interest rate swap contract that was designated and qualified as a cash flow hedge. The Company reviews the effectiveness of its derivatives on a quarterly basis. The effective portion of gains or losses on the Company’s cash flow hedge is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the year ended March 31, 2012, the Company entered into two interest rate cap contracts that were not designated as hedging instruments. The interest rate caps are recorded at fair value with associated gains or losses recognized in other income/(expense) during the period of change.

Foreign Currency

The Company’s functional and reporting currency is the U.S. dollar. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing on the subsequent balance sheet date. Gains and losses as a result of translation adjustments are recorded within “Other income (expense)” in the accompanying consolidated statement of operations and comprehensive loss. During the years ended March 31, 2012, 2011 and 2010, the Company recorded a gain on foreign currency translation of $0.5 million, none and none, respectively.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and marketable securities. Billings to large pharmaceutical and biotechnology companies account for the majority of the Company’s accounts receivable, and collateral is generally not required from these customers. To mitigate credit risk, the Company monitors the financial performance and credit worthiness of its customers. The following represents revenue and receivables from the Company’s customers exceeding 10% of the total in each category as of, and for the years ended, March 31:

	2012		2011		2010
Customer	Receivables	Revenue	Receivables	Revenue	Receivables	Revenue
Janssen	30%	48%	75%	83%	86%	83%
Acorda	11%	—	—	—	—	—

The Company generally holds its interest-bearing investments with major financial institutions and in accordance with documented investment policies, the Company limits the amount of credit exposure to any one financial institution or corporate issuer. The Company’s investment objectives are, first, to assure liquidity and conservation of capital and, second, to obtain investment income.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Geographic Information

Company revenues by geographic location, as determined by the location of the customer, and the location of its long-term assets, excluding financial instruments and deferred taxes, are as follows:

	Year Ended March 31,
(in thousands)	2012	2011	2010
Revenue by region:
U.S.	$212,859	$76,701	$81,674
Ireland	12,695	805	999
Rest of world	164,423	109,135	95,608
Total long-term assets by region:
Ireland	$171,751	$—	$—
U.S.	117,894	106,080	108,502
Rest of world	—	—	—

Research and Development Expenses

The Company’s R&D expenses include internally and externally generated costs incurred in conjunction with the development of the Company’s technologies, proprietary product candidates, collaborators’ product candidates and in-licensing arrangements. Internally generated costs include employee compensation and benefits, laboratory supplies, temporary help costs, external research costs, consulting costs, occupancy costs, depreciation expense and other allocable costs directly related to the Company’s R&D activities. External research costs relate to toxicology and pharmacokinetic studies and clinical trials that are performed for the Company under contract by external companies, hospitals or medical centers as well as upfront fees and milestones paid to collaborators.

A significant portion of the Company’s internally generated R&D expenses (including laboratory supplies, travel, dues and subscriptions, recruiting costs, temporary help costs, consulting costs and allocable costs such as occupancy and depreciation) are not tracked by project as they benefit multiple projects or the Company’s technologies in general. Externally generated R&D expenses are tracked by project and certain of these expenses are reimbursed to the Company by its partners. The Company accounts for its R&D expenses on a departmental and functional basis in accordance with its budget and management practices. All such costs are expensed as incurred.

Share-Based Compensation

The Company’s share-based compensation programs grant awards which include stock options and restricted stock units (“RSU”), which vest with the passage of time and, to a limited extent, vest based on the achievement of certain performance or market criteria. Certain of the Company’s employees are retirement eligible under the terms of the Company’s stock option plans (the “Plans”) and stock option awards to these employees generally vest in full upon retirement. Since there are no effective future service requirements for these employees, the fair value of these awards is expensed in full on the grant date.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options

Stock option grants to employees generally expire ten years from the grant date and generally vest one-fourth per year over four years from the anniversary of the date of grant, provided the employee remains continuously employed with the Company, except as otherwise provided in the plan. Stock option grants to directors are for ten-year terms and generally vest over a one year period provided the director continues to serve on the Company’s board of directors through the vesting date, except as otherwise provided in the plan. The estimated fair value of options is recognized over the requisite service period, which is generally the vesting period. Share-based compensation expense is based on awards ultimately expected to vest. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The fair value of stock option grants is based on estimates as of the date of grant using a Black-Scholes option valuation model. The Company uses historical data as the basis for estimating option terms and forfeitures. Separate groups of employees that have similar historical stock option exercise and forfeiture behavior are considered separately for valuation purposes. The ranges of expected terms disclosed below reflect different expected behavior among certain groups of employees. Expected stock volatility factors are based on a weighted average of implied volatilities from traded options on the Company’s ordinary shares and historical stock price volatility of the Company’s ordinary shares, which is determined based on a review of the weighted average of historical daily price changes of the Company’s ordinary shares. The risk-free interest rate for periods commensurate with the expected term of the share option is based on the U.S. treasury yield curve in effect at the time of grants. The dividend yield on the Company’s ordinary shares is estimated to be zero as the Company has not paid and does not expect to pay dividends. The exercise price of options granted prior to October 7, 2008 equals the average of the high and low of the Company’s ordinary shares traded on the NASDAQ Select Stock Global Market on the date of grant. Beginning with the adoption of the Alkermes, Inc. 2008 Stock Option and Incentive Plan (the “2008 Plan”), the exercise price of option grants made after October 7, 2008 is equal to the closing price of the Company’s ordinary shares traded on the NASDAQ Select Stock Global Market on the date of grant.

The fair value of each stock option grant was estimated on the grant date with the following weighted-average assumptions:

Year Ended March 31,
	2012	2011	2010
Expected option term	5 - 7 years	5 - 7 years	5 - 7 years
Expected stock volatility	47% - 51%	46% - 51%	38% - 49%
Risk-free interest rate	0.82% - 2.50%	1.11% - 3.42%	1.83% - 3.05%
Expected annual dividend yield	—	—	—

Time-Vested Restricted Stock Units

Time-vested RSUs awarded to employees generally vest one-fourth per year over four years from the anniversary of the date of grant, provided the employee remains continuously employed with the Company. Shares of the Company’s ordinary shares are delivered to the employee upon vesting, subject to payment of applicable withholding taxes. The fair value of time-vested RSUs is based on the market

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

value of the Company’s stock on the date of grant. Compensation expense, including the effect of forfeitures, is recognized over the applicable service period.

Performance-Based Restricted Stock Units

The Company had RSUs that vested upon the achievement of certain performance criteria and RSUs that vested upon the achievement of a market condition. Shares of the Company’s ordinary shares were delivered to the employee upon vesting, subject to payment of applicable withholding taxes. The estimated fair value of the RSUs that vested upon the achievement of certain performance criteria was based on the market value of the Company’s stock on the date of grant. The estimated fair value of the RSUs that vested upon the achievement of a market condition was determined through the use of a Monte Carlo simulation model, which utilizes input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair market value for the performance award.

Compensation expense for RSUs that vest upon the achievement of performance criteria is recognized from the moment the Company determines the performance criteria will be met to the date the Company deems the event is likely to occur. Cumulative adjustments are recorded quarterly to reflect subsequent changes in the estimated outcome of performance-related conditions until the date results are determined. Compensation expense for RSUs that vest upon the achievement of a market condition is recognized over a derived service period as determined by the Monte Carlo simulation model. The vesting of these awards is subject to the respective employees’ continued employment. Both of these awards had been fully expensed prior to the beginning of the year ended March 31, 2012 and both awards vested during the year ended March 31, 2012.

Income Taxes

The Company recognizes income taxes under the asset and liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates this tax position on a quarterly basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive (loss) income. Other comprehensive (loss) income includes changes in equity that are excluded from net loss, such as unrealized holding gains and losses on available-for-sale marketable securities and unrealized gains and losses on cash flow hedges.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per Share

Basic loss per share is calculated based upon net loss available to holders of common shares divided by the weighted average number of shares outstanding. For the calculation of diluted loss per share, the Company uses the weighted average number of shares outstanding, as adjusted for the effect of potential dilutive securities, including stock options and RSUs.

Segment Information

The Company operates as one business segment, which is the business of developing, manufacturing and commercializing medicines designed to yield better therapeutic outcomes and improve the lives of patients with serious diseases. The Company’s chief decision maker, the Chairman and Chief Executive Officer, reviews the Company’s operating results on an aggregate basis and manages the Company’s operations as a single operating unit.

Employee Benefit Plans

401(K) Plan

The Company maintains a 401(k) retirement savings plan (the “401(k) Plan”), which covers substantially all of its U.S. based employees. Eligible employees may contribute up to 100% of their eligible compensation, subject to certain Internal Revenue Service limitations. Through March 31, 2012, the Company matched 50% of the first 6% of employee pay and beginning April 1, 2012, the Company matches 100% of employee contributions up to the first 5% of employee pay, up to IRS limits. Employee and Company contributions are fully vested when made. During the years ended March 31, 2012, 2011 and 2010, the Company contributed $2.5 million, $2.0 million and $1.8 million, respectively, to match employee deferrals under the 401(k) Plan.

Defined Contribution Plan

The Company maintains a defined contribution plan for its Ireland based employees (the “defined contribution plan”). The defined contribution plan provides for eligible employees to contribute up to the maximum of 40% of their total taxable earnings, depending upon their age, or €115,000. The Company provides a match of up to 18% of taxable earnings depending upon an individual’s contribution level. During the years ended March 31, 2012, 2011 and 2010, the Company contributed $1.8 million, none and none, respectively, in contributions to the defined contribution plan.

New Accounting Pronouncements

In January 2010, the Company adopted accounting guidance issued by the FASB related to fair value measurements that requires additional disclosure related to transfers in and out of Levels 1 and 2 of the fair value hierarchy. In addition, effective for the Company beginning on April 1, 2011, this standard further requires an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount. As this accounting standard only requires enhanced disclosure, the adoption of this newly issued accounting standard did not impact the Company’s financial position or results of operations.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2011, the FASB issued accounting guidance that clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This standard was effective on a prospective basis for the Company on January 1, 2012. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued guidance related to the presentation of comprehensive income. This accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this accounting standard do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. This standard is required to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

In December 2011, the FASB issued accounting guidance that requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement. The standard was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This standard is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

3. ACQUISITIONS

On September 16, 2011, the Company acquired EDT from Elan in a transaction accounted for under the acquisition method of accounting for business combinations, in exchange for $500.0 million in cash and 31.9 million ordinary shares of Alkermes, valued at $525.1 million, based on a stock price of $16.46 per share on the acquisition date. Under the acquisition method of accounting, the assets acquired and liabilities assumed were recorded as of the acquisition date, at their respective fair values. The reported consolidated financial condition and results of operations after completion of the acquisition reflect these fair values. EDT’s results of operations are included in the consolidated financial statements from the date of acquisition.

Prior to the acquisition, EDT, which was a division of Elan, developed and manufactured pharmaceutical products that deliver clinical benefits to patients using EDT’s experience and proprietary drug technologies in collaboration with other pharmaceutical companies worldwide. EDT’s two principal drug technology platforms are the oral controlled release platform (“OCR”) and the bioavailability enhancement platform, including EDT’s NanoCrystal® technology. The Company acquired EDT to diversify its commercialized product portfolio and pipeline candidates, enhance its

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ACQUISITIONS (Continued)

financial resources in order to invest in its proprietary drug candidates, pursue additional growth opportunities and reduce its cost of capital.

During the year ended March 31, 2012, the Company incurred approximately $29.1 million in expenses related to the EDT acquisition, which primarily consist of banking, legal, accounting and valuation-related expenses. These expenses have been recorded within “Selling, general and administrative” expense in the accompanying consolidated statement of operations and comprehensive loss. During the year ended March 31, 2012, the Company’s results of operations included revenues of $165.0 million and net loss of $6.3 million from the acquired EDT business.

The purchase price of the EDT business was as follows (in thousands):

Upfront payment in accordance with the merger agreement	$500,000
Equity consideration in accordance with the merger agreement	525,074

Total purchase price	$1,025,074

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the acquisition date based upon their respective fair values summarized below (in thousands):

Cash	$5,225
Receivables	59,398
Inventory	29,669
Prepaid expenses and other current assets	1,806
Property plant and equipment	210,558
Acquired identifiable intangible assets	689,000
Goodwill	92,740
Other assets	4,360
Accounts payable and accrued expenses	(18,650)
Deferred tax liabilities	(48,448)
Other long-term liabilities	(584)

Total	$1,025,074

Asset categories acquired in the EDT acquisition included working capital, fixed assets and identifiable intangible assets, including IPR&D.

The intangible assets acquired included the following (in thousands):

Collaboration agreements	$499,700
NanoCrystal technology	74,600
OCR technology	66,300
In-process research and development	45,800
Trademark	2,600

Total	$689,000

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ACQUISITIONS (Continued)

Intangible assets associated with collaboration agreements relate to the several collaboration agreements EDT has in place with third-party pharmaceutical companies related to the development and commercialization of products or an improvement to existing products based on EDT’s experience with drug delivery systems and their technology platforms. The estimated useful life of the collaboration agreements is 12 years. The NanoCrystal and OCR technologies are platform technologies that are used in both currently marketed products and potential future products currently under development. The estimated fair value of these technologies was determined using the relief from royalty method, an approach under which fair value is estimated to be the present value of royalties saved because the Company owns the intangible assets and therefore does not have to pay a royalty for its use. The estimated useful lives of the NanoCrystal and OCR technologies are 13 and 12 years, respectively.

Intangible assets associated with IPR&D relate to three EDT product candidates, including Megestrol for use in Europe, which had a value of $28.8 million. The estimated fair value for the collaboration agreements and IPR&D was determined using the excess earnings approach. The excess earnings approach includes projecting revenue and costs attributable to the associated collaboration agreement or product candidate and then subtracting the required return related to other contributory assets used in the business to determine any residual excess earnings attributable to the collaboration agreement or product candidate. The after-tax excess earnings are then discounted to present value using an appropriate discount rate. During the fourth quarter of fiscal year 2012, and after finalization of the purchase accounting for the Business Combination, the Company identified events and changes in circumstance, such as correspondence from regulatory authorities and further clinical trial results related to three product candidates, including Megestrol for use in Europe, acquired as part of the Business Combination which indicated that the assets may be impaired. Accordingly, the Company recorded an impairment charge of $45.8 million within “Amortization and impairment of acquired intangible assets” in the accompanying statement of operations and comprehensive loss. See Note 8, Goodwill and Intangible Assets for additional details.

The estimated fair value of the EDT trademark was determined using the relief from royalty method. The Company does not expect to use the EDT trademark beyond March 31, 2012 and, as a result, the Company amortized the full value of the trademark during the year ended March 31, 2012.

The excess of purchase price over the fair value amounts assigned to the assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The Company does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the acquisition of EDT has been recorded as a noncurrent asset and is not amortized, but is subject to an annual review for impairment. The factors that contributed to the recognition of goodwill included the synergies that are specific to the Company’s business and not available to market participants, including the Company’s unique ability to leverage its knowledge in the areas of drug delivery and development of innovative medicines to improve patients’ lives, the acquisition of a talented workforce that brings translational medicine expertise to the Company’s preclinical compounds and the Company’s ability to utilize its research capacity to develop additional compounds using the acquired technologies.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ACQUISITIONS (Continued)

Pro forma financial information (unaudited)

The following unaudited pro forma information presents the combined results of operations for years ended March 31, 2012, 2011 and 2010 as if the acquisition of EDT had been completed on April 1, 2009. The unaudited pro forma results do not reflect any material adjustments, operating efficiencies or potential cost savings which may result from the consolidation of operations but do reflect certain adjustments expected to have a continuing impact on the combined results.

	Year Ended December 31,
(In thousands, except per share data)	2012	2011
Revenues	$500,105	$450,222
Net (loss) income	$(108,782)	$10,265
Basic and diluted (loss) earnings per common share	$(0.84)	$0.08

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INVESTMENTS

Investments consist of the following:

		Gross Unrealized
			Losses
(In thousands)	Amortized Cost	Gains	Less than One Year	Greater than One Year	Estimated Fair Value
March 31, 2012
Short-term investments:
Available-for-sale securities:
U.S. government and agency debt securities	$62,925	$67	$(17)	$—	$62,975
International government agency debt securities	25,646	22	(2)	—	25,666
Corporate debt securities	12,324	27	—	—	12,351

	100,895	116	(19)	—	100,992

Held-to-maturity securities:
Certificates of deposit	4,236	—	—	—	4,236
U.S. government obligations	417	—	—	—	417

	4,653	—	—	—	4,653

Money market funds	1,201	—	—	—	1,201

Total short-term investments	106,749	116	(19)	—	106,846

Long-term investments:
Available-for-sale securities:
U.S. government and agency debt securities	35,493	—	(70)	—	35,423
International government agency debt securities	10,257	—	(20)	—	10,237
Corporate debt securities	8,009	—	—	(660)	7,349
Strategic investments	644	838	—	—	1,482

	54,403	838	(90)	(660)	54,491

Held-to-maturity securities:
Certificates of deposit	1,200	—	—	—	1,200

Total long-term investments	55,603	838	(90)	(660)	55,691

Total investments	$162,352	$954	$(109)	$(660)	$162,537

March 31, 2011
Short-term investments:
Available-for-sale securities:
U.S. government and agency debt securities	$117,298	$129	$(1)	$—	$117,426
Corporate debt securities	20,973	48	—	(4)	21,017
International government agency debt securities	23,048	236	—	—	23,284

	161,319	413	(1)	(4)	161,727

Money market funds	1,201	—	—	—	1,201

Total short-term investments	162,520	413	(1)	(4)	162,928

Long-term investments:
Available-for-sale securities:
U.S. government and agency debt securities	57,709	—	(804)		56,905
International government agency debt securities	15,281	—	(93)		15,188
Corporate debt securities	15,140	—	(29)	(328)	14,783
Strategic investments	644	31	—	—	675

	88,774	31	(926)	(328)	87,551

Held-to-maturity securities:
Certificates of deposit	5,440	—	—	—	5,440
U.S. government obligations	417	—	—	—	417

	5,857	—	—	—	5,857

Total long-term investments	94,631	31	(926)	(328)	93,408

Total investments	$257,151	$444	$(927)	$(332)	$256,336

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INVESTMENTS (Continued)

The proceeds from the sales and maturities of marketable securities, excluding strategic equity investments, which were primarily reinvested and resulted in realized gains and losses, were as follows:

	Year Ended March 31,
(In thousands)	2012	2011	2010
Proceeds from the sales and maturities of marketable securities	$323,028	$385,511	$516,935
Realized gains	$47	$77	$251
Realized losses	$11	$32	$43

The Company’s available-for-sale and held-to-maturity securities at March 31, 2012 have contractual maturities in the following periods:

	Available-for-sale		Held-to-maturity
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$60,828	$60,840	$5,853	$5,853
After 1 year through 5 years	93,826	93,161	—	—

Total	$154,654	$154,001	$5,853	$5,853

At March 31, 2012, the Company believes that the unrealized losses on its available-for-sale investments are temporary. The investments with unrealized losses consist primarily of corporate debt securities. In making the determination that the decline in fair value of these securities was temporary, the Company considered various factors, including but not limited to: the length of time each security was in an unrealized loss position; the extent to which fair value was less than cost; financial condition and near-term prospects of the issuers; and the Company’s intent not to sell these securities, and the assessment that it is more likely than not that the Company would not be required to sell these securities before the recovery of their amortized cost basis.

The Company’s investment in Acceleron Pharma, Inc. (“Acceleron”) was $8.7 million and $8.5 million at March 31, 2012 and 2011, respectively, which is recorded within “Other assets” in the accompanying consolidated balance sheets. The Company accounts for its investment in Acceleron under the cost method as Acceleron is a privately-held company over which the Company does not exercise significant influence. The Company continues to monitor this investment to evaluate whether any decline in its value has occurred that would be other-than-temporary, based on the implied value from any recent rounds of financing completed by Acceleron, market prices of comparable public companies and general market conditions.

The Company’s investment in Civitas Therapeutics, Inc. (“Civitas”) was $2.0 million and $1.3 million at March 31, 2012 and 2011, respectively, which is recorded within “Other assets” in the accompanying consolidated balance sheets. The Company accounts for its investment in Civitas under the equity method as the Company has an approximately 11% ownership position in Civitas, has a seat on the board of directors and believes it may be able to exercise significant influence over the operating and financial policies of Civitas.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INVESTMENTS (Continued)

During the year ended March 31, 2012, Civitas issued 14.3 million shares of Series A preferred stock in exchange for $12.5 million. The Company did not participate in the financing, however, it received 12.4% of these Series A preferred shares in accordance with the terms of its arrangement with Civitas and recorded an increase to its investment in Civitas of $1.5 million. The Company has deferred the recognition of the gain on its investment in Civitas and will recognize it into “Other income”, ratably over a period of approximately four years, in the Company’s consolidated statement of operations and comprehensive loss. In addition, during the year ended March 31, 2012, the Company recorded a reduction in its investment in Civitas of $0.9 million, which represented the Company’s proportionate share of Civitas’ net losses for this period.

5. FAIR VALUE

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy and the valuation techniques the Company utilized to determine such fair value:

(In thousands)	March 31, 2012	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$1,201	$1,201	$—	$—
U.S. government and agency debt securities	98,398	98,398	—	—
International government agency debt securities	35,903	30,902	—	5,001
Corporate debt securities	19,700	—	14,045	5,655
Strategic equity investments	1,482	1,482	—	—
Interest rate cap contracts	20	—	20	—

Total	$156,704	$131,983	$14,065	$10,656

Liabilities:
Interest rate swap contract	$(522)	—	(522)	—

Total	$(522)	$—	$(522)	$—

	March 31, 2011	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$1,303	$1,303	$—	$—
U.S. government and agency debt securities	174,331	174,331	—	—
Corporate debt securities	35,801	—	34,754	1,047
International government agency debt securities	38,471	38,471	—	—
Strategic equity investments	675	675	—	—

Total	$250,581	$214,780	$34,754	$1,047

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FAIR VALUE (Continued)

The following table is a rollforward of the fair value of the Company’s investments whose fair value was determined using Level 3 inputs at March 31, 2012:

(In thousands)	Fair Value
Balance, April 1, 2011	$1,047
Investments transferred into Level 3 from Level 1	4,995
Investments transferred into Level 3 from Level 2	7,586
Investments transferred out of Level 3 to Level 2	(2,762)
Total unrealized losses included in comprehensive loss	(210)

Balance, March 31, 2012	$10,656

The Company transfers its financial assets and liabilities measured at fair value on a recurring basis between the fair value hierarchies at the end of each reporting period. During the year ended March 31, 2012, there was one investment in corporate debt securities transferred into Level 3 from Level 2 as trading in this security ceased during the period. Also, during the year ended March 31, 2012, there was one investment in an international government agency debt security transferred into Level 3 from Level 1 as trading in this security ceased during the period. During the period, there were two corporate debt securities that were transferred into Level 2 from Level 3 as trading in these securities resumed during the period. There were no transfers of investments between Level 1 and Level 2 during the year ended March 31, 2012.

In September and December 2011, the Company entered into interest rate cap agreements, and in September 2011, the Company entered into an interest rate swap agreement. These agreements are described in greater detail in Note 11, Derivative Instruments. The fair value of the Company’s interest rate cap and interest rate swap agreements were based on an income approach, which excludes accrued interest, and takes into consideration then-current interest rates and then-current creditworthiness of the Company or the counterparty, as applicable.

Substantially all of the Company’s corporate debt securities have been classified as Level 2. These securities were initially valued at the transaction price and subsequently valued, at the end of each reporting period, utilizing market observable data. The market observable data includes reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events. The Company validates the prices developed using the market observable data by obtaining market values from other pricing sources, analyzing pricing data in certain instances and confirming that the relevant markets are active.

The Company used a discounted cash flow model to determine the estimated fair value of its Level 3 securities. The assumptions used in the discounted cash flow model included estimates for interest rates, timing of cash flows, expected holding periods and risk-adjusted discount rates, which include provisions for default and liquidity risk, which the Company believes to be the most critical assumptions utilized within the analysis. When available, the Company considers bid and ask prices in valuing its Level 3 securities.

The carrying amounts reflected in the condensed consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to their short-term nature. The fair value of the remaining financial

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FAIR VALUE (Continued)

instruments not currently recognized at fair value on the Company’s consolidated balance sheets consist of the Term Loans. The estimated fair value of the Term Loans, which was based on quoted market price indications, is as follows:

(In thousands)	Carrying Value	Estimated Fair Value
First Lien Term Loan	$306,822	$314,265
Second Lien Term Loan	$137,638	$144,550

6. INVENTORY

Inventory consists of the following:

	March 31,
(In thousands)	2012	2011
Raw materials	$12,841	$3,100
Work in process	9,569	5,843
Finished goods(1)	16,968	11,127
Consigned-out inventory(2)	381	355

Inventory	$39,759	$20,425

(1)	At March 31, 2012 and 2011, the Company had $1.3 million and $2.0 million, respectively, of finished goods inventory located at its third party warehouse and shipping service provider.
(2)	At March 31, 2012 and 2011, consigned-out inventory relates to VIVITROL inventory in the distribution channel for which the Company had not recognized revenue.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	March 31,
(In thousands)	2012	2011
Land	$8,891	$301
Building and improvements	127,583	36,792
Furniture, fixture and equipment	189,262	62,660
Leasehold improvements	45,798	44,779
Construction in progress	44,768	42,194

Subtotal	416,302	186,726
Less: accumulated depreciation	(113,307)	(91,706)

Total property, plant and equipment, net	$302,995	$95,020

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. PROPERTY, PLANT AND EQUIPMENT (Continued)

Depreciation expense was $22.5 million, $8.7 million and $25.0 million for the years ended March 31, 2012, 2011 and 2010, respectively. The Company has $0.5 million of fully depreciated equipment acquired under a capital lease at March 31, 2012 and 2011, respectively.

During the year ended March 31, 2012, the Company wrote off furniture, fixtures and equipment that had a carrying value of less than $0.1 million at the time of disposition and received proceeds from the sales of furniture, fixtures and equipment of less than $0.1 million. During the year ended March 31, 2011, the Company wrote off furniture, fixtures and equipment that had a carrying value of $0.1 million at the time of disposition and received proceeds from the sales of furniture, fixtures and equipment of $0.4 million.

Amounts included as construction in progress in the consolidated balance sheets primarily include costs incurred for the expansion of the Company’s manufacturing facilities in Ohio. The Company continues to evaluate its manufacturing capacity based on expectations of demand for its products and will continue to record such amounts within construction in progress until such time as the underlying assets are placed into service, or the Company determines it has sufficient existing capacity and the assets are no longer required, at which time the Company would recognize an impairment charge. The Company continues to periodically evaluate whether facts and circumstances indicate that the carrying value of these long-lived assets to be held and used may not be recoverable.

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consists of the following:

		March 31, 2012
(In thousands)	Weighted Amortizable Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	—	$92,740	$—	$92,740

Finite-lived intangible assets:
Collaboration agreements	12	$499,700	$(17,734)	$481,966
NanoCrystal technology	13	74,600	(1,839)	72,761
OCR technology	12	66,300	(3,182)	63,118
Trademark	—	2,600	(2,600)	—

Total finite-lived intangible assets		643,200	(25,355)	617,845

Indefinite-lived intangible assets:
IPR&D	—	45,800	(45,800)	—

Total		$689,000	$(71,155)	$617,845

The Company’s goodwill balance solely relates to the Business Combination. As a result of the qualitative assessment performed as of October 31, 2011, the Company determined that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount, and an impairment of the Company’s goodwill was not recorded.

During the fourth quarter of fiscal year 2012 and after finalization of the purchase accounting for the Business Combination, the Company identified events and changes in circumstance, such as correspondence from regulatory authorities and further clinical trial results related to three product

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. GOODWILL AND INTANGIBLE ASSETS (Continued)

candidates, including Megestrol for use in Europe, acquired as part of the Business Combination which indicated that the assets may be impaired. As such, the Company performed an analysis to measure the amount of the impairment loss, if any. The Company performed the valuation of its IPR&D from the viewpoint of a market participant through the use of a discounted cash flow model. The model contained certain key assumptions, including the cost to bring the pre-clinical products through the clinical trial and regulatory approval process, the gross margin a market participant would expect to earn if the products were approved for sale, the cost to sell the approved product and a discount factor based on an industry average weighted average cost of capital. Based on the analysis performed, the Company determined that the IPR&D was impaired and recorded an impairment charge of $45.8 million within “Amortization and impairment of acquired intangible assets” in the accompanying statement of operations and comprehensive loss.

The Company recorded $25.4 million of amortization expense related to its finite-lived intangible assets during the year ended March 31, 2012. Based upon the Company’s most recent analysis, amortization of intangible assets included within its consolidated balance sheet at March 31, 2012 is expected to be in the range of approximately $40.0 million to $70.0 million annually through fiscal year 2017.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	March 31,
(In thousands)	2012	2011
Accounts payable	$18,400	$9,269
Accrued compensation	25,023	17,481
Accrued interest	2,472	—
Accrued other	33,259	18,184

Total accounts payable and accrued expenses	$79,154	$44,934

10. LONG-TERM DEBT

Long-term debt consists of the following:

(In thousands)	March 31, 2012	March 31, 2011
First Lien Term Loan, due September 16, 2017	$306,822	$—
Second Lien Term Loan, due September 16, 2018	137,638	—

Total	444,460	—

Less: current portion	(3,100)	—

Long-term debt	$441,360	$—

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. LONG-TERM DEBT (Continued)

Term Loans

On September 16, 2011, the Company entered into the Term Loans with certain of its subsidiaries, as guarantors, Morgan Stanley Senior Funding, Inc., (“MSSF”) as administrative agent and as collateral agent, MSSF and HSBC Securities (USA) Inc., (“HSBC”) as co-syndication agents, joint lead arrangers and joint bookrunners, and various other financial institutions, as lenders. The First Lien Term Loan was issued with an original issue discount of $3.1 million, has a term of six years and is secured by a first priority lien on substantially all of the assets and properties of the Company and the guarantors. The Second Lien Term Loan was issued with an original issue discount of $2.8 million, has a term of seven years and is secured by a second priority lien on substantially all of the assets and properties of the Company and the guarantors.

Scheduled maturities with respect to the Term Loans are as follows (in thousands):

Fiscal Year:
2013	$3,100
2014	3,100
2015	3,100
2016	3,100
2017	3,100
Thereafter	433,725

Total	$449,225

The initial applicable margin for borrowings under the First Lien Term Loan is three-month LIBOR plus 5.25% and three-month LIBOR plus 8.00% under the Second Lien Term Loan. Under each of the Term Loans, LIBOR is subject to an interest rate floor of 1.50%. Commencing upon the completion of the Company’s first fiscal quarter ending after the Business Combination, the applicable margin under the First Lien Term Loan is subject to adjustment each fiscal quarter, based upon meeting a certain consolidated leverage ratio during the preceding quarter. The applicable margin under the Second Lien Term Loan is not subject to adjustment.

Required quarterly principal payments of $0.8 million on the First Lien Term Loan began on March 31, 2012. In addition, beginning in fiscal year 2013, the Company is required to make principal payments on the First Lien Term Loan for amounts up to 50% of excess cash flows as defined in the First Lien Term Loan credit agreement. The principal amount of the Second Lien Term Loan is due and payable in full on the maturity date. The Company may make prepayments of principal without penalty; however, no principal payments may be made on the Second Lien Term Loan until the First Lien Term Loan has been repaid in full. If prepayments are made prior to September 16, 2012, the Company may be subject to prepayment premium of 1% of the amount of the term loans being repaid if the prepayment is made in connection with a refinancing transaction or 1% of the amount of the outstanding term loans if the prepayment is made in connection with an amendment to the agreement resulting in a refinancing transaction.

Each of the Term Loans has incremental capacity in an amount of $50.0 million, plus additional amounts so long as the Company meets certain conditions, including a specified leverage ratio. The agreements governing the Term Loans include a number of restrictive covenants that, among other things, and subject to certain exceptions and baskets, impose operating and financial restrictions on

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. LONG-TERM DEBT (Continued)

Alkermes, Inc., the Company and the restricted subsidiaries. These financing agreements also contain customary affirmative covenants and events of default. The Company was in compliance with its debt covenants at March 31, 2012.

As part of the Term Loans, the Company is required to enter into and thereafter maintain hedge agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the Term Loans is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. Pursuant to this requirement, the Company entered into an interest rate swap agreement and interest rate cap agreements, which are discussed in greater detail in Note 11, Derivative Instruments.

The Company incurred $11.8 million of offering costs associated with the issuance of the Term Loans which were recorded under the caption “Other assets” in the accompanying consolidated balance sheets. The offering costs and original issue discount related to the Term Loans are being amortized to interest expense over the estimated repayment terms using the effective interest method. During the year ended March 31, 2012, the Company had amortization expense of $3.5 million related to the offering costs and original issue discount.

Non-Recourse RISPERDAL CONSTA Secured 7% Notes

On February 1, 2005, the Company, pursuant to the terms of a purchase and sale agreement, sold, assigned and contributed to Royalty Sub the rights of the Company to collect certain royalty payments and manufacturing fees earned under the license and manufacturing and supply agreements with Janssen, in exchange for approximately $144.2 million in cash. Concurrently with the purchase and sale agreement, on February 1, 2005, Royalty Sub issued an aggregate principal amount of $170.0 million of its non-recourse 7% Notes to certain institutional investors in a private placement, for net proceeds of approximately $144.2 million, after the original issue discount and offering costs of approximately $19.7 million and $6.1 million, respectively. The yield to maturity at the time of the offer was 9.75%. The annual cash coupon rate was 7% and was payable quarterly, beginning on April 1, 2005, however, portions of the principal amount that were not paid off in accordance with the expected principal repayment schedule would have accrued interest at 9.75% per annum. Through January 1, 2009, the holders received only quarterly cash interest payments. Beginning on April 1, 2009, principal payments were made to the holders, subject to certain conditions, and the non-recourse 7% Notes were scheduled to mature on January 1, 2012.

On July 1, 2010, in addition to the scheduled principal payment of $6.4 million, the Company fully redeemed the balance of the non-recourse 7% Notes for $39.2 million, representing 101.75% of the outstanding principal balance in accordance with the terms of the Indenture for the non-recourse 7% Notes. As a result of this transaction, the Company recorded charges of $1.4 million relating to the write-off of the unamortized portion of deferred financing costs and $0.8 million primarily related to the premium paid on the redemption of the non-recourse 7% Notes within “Interest expense” in the accompanying consolidated statement of operations. During the years ended March 31, 2012, 2011 and 2010, amortization of the original issue discount and offering costs, which were being amortized over the expected principal repayment period ending January 1, 2012, totaled zero, $1.7 million, and $1.7 million, respectively.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. DERIVATIVE INSTRUMENTS

In December 2011, the Company entered into an interest rate cap agreement with Morgan Stanley Capital Services LLC (“MSCS”) at a cost of $0.1 million to mitigate the impact of fluctuations in the three-month LIBOR rate at which the Company’s Term Loans bear interest. The interest rate cap agreement expires in December 2013, has a notional value of $160.0 million and is not designated as a hedging instrument. The Company recorded a loss of $0.1 million within “Other expense, net” in the accompanying consolidated statements of operations and comprehensive loss due to the decrease in value of this contract during the year ended March 31, 2012.

In July 2011, the Company entered into an interest rate cap agreement with HSBC Bank USA at a cost of less than $0.1 million to mitigate the impact of fluctuations in the three-month LIBOR rate at which the Company’s Term Loans bear interest. The interest rate cap agreement became effective upon the issuance of the Term Loans, expires in December 2012, has a notional value of $65.0 million and is not designated as a hedging instrument. The Company recorded an immaterial amount of loss within “Other expense, net” in the accompanying consolidated statements of operations and comprehensive loss due to the decline in value of this contract during the year ended March 31, 2012.

In July 2011, the Company entered into an interest rate swap agreement with MSCS to mitigate the impact of fluctuations in the three-month LIBOR rate at which the Company’s Term Loans bear interest. The interest rate swap agreement becomes effective in December 2012, expires in December 2014 and has a notional value of $65.0 million. This contract has been designated as a cash flow hedge and accordingly, to the extent effective, any unrealized gains or losses on this interest rate swap contract is reported in accumulated other comprehensive loss. To the extent the hedge is ineffective, hedge transaction gains and losses are reported in “Other expense, net” when the interest payment on the related debt is recognized.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivatives designated and not designated as hedging instruments:

(In thousands)	Balance Sheet Location	Fair Value at March 31, 2012
Interest rate swap
Liability derivative designated as a cash flow hedge	Other long-term liabilities	$(522)
Interest rate caps
Asset derivatives not designated as a hedging instruments	Other long-term assets	$20

The following table summarizes the effect of derivatives designated as hedging instruments on the consolidated statements of operations and comprehensive loss:

(In thousands)	Amount Recognized in Accumulated Other Comprehensive Loss (Effective Portion)	Amount Reclassified from Accumulated Other Comprehensive Loss into Earnings (Effective Portion)	Amount of Loss Recorded (Ineffective Portion)
March 31, 2012	$(522)	$—	$—

The cash flow hedge was deemed to be effective at March 31, 2012. Accordingly, the Company included the loss incurred during the year ended March 31, 2012 within accumulated other comprehensive loss. The Company expects that when this contract matures any amounts in accumulated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. DERIVATIVE INSTRUMENTS (Continued)

other comprehensive loss is to be reported as an adjustment to interest expense. The Company considers the impact of its and MSCS’ credit risk on the fair value of the contract as well as the ability of each party to execute its obligations under the contract. At March 31, 2012, credit risk did not materially change the fair value of the Company’s interest rate swap contract.

12. LOSS PER SHARE

Basic loss per common share is calculated based upon net loss available to holders of common shares divided by the weighted average number of shares outstanding. Diluted loss per common share is based upon the weighted-average number of common shares outstanding during the period plus additional weighted-average common equivalent shares outstanding during the period when the effect is dilutive. Common equivalent shares result from the assumed exercise of outstanding stock options (the proceeds of which are then assumed to have been used to repurchase outstanding stock using the treasury stock method) and the vesting of unvested restricted stock units. Common equivalent shares have not been included in the net loss per common share calculations because the effect would have been anti-dilutive.

The potential common equivalent shares consisted of the following:

	Year Ended March 31,
(In thousands)	2012	2011	2010
Denominator:
Stock options	8,299	13,357	17,675
Restricted stock units	1,205	936	419

Total	9,504	14,293	18,094

13. SHAREHOLDERS’ EQUITY

Share Repurchase Programs

On September 16, 2011, the board of directors authorized the continuation of the Alkermes, Inc., share repurchase program to repurchase up to $215.0 million of the Company’s ordinary shares at the discretion of management from time to time in the open market or through privately negotiated transactions. The objective of the repurchase program is to improve shareholders’ returns. At March 31, 2012, approximately $101.0 million was available to repurchase ordinary shares pursuant to the repurchase program. All shares repurchased are recorded as treasury stock. The repurchase program has no set expiration date and may be suspended or discontinued at any time. During the year ended March 31, 2012 and 2011, the Company did not acquire any shares of outstanding ordinary shares under the repurchase program.

During the years ended March 31, 2012, 2011 and 2010, the Company acquired, by means of net share settlements, 205,901, 123,943 and 100,449 shares of Alkermes ordinary shares, at an average price of $17.85, $11.41 and $8.68 per share, respectively, related to the vesting of employee stock awards to satisfy withholding tax obligations. In addition, during the year ended March 31, 2010, the Company acquired 7,961 shares of Alkermes ordinary shares, at an average price of $12.56 per share, tendered by former and current employees as payment of the exercise price of stock options granted under the Company’s equity compensation plans. During the years ended March 31, 2012 and 2011, there were

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13. SHAREHOLDERS’ EQUITY (Continued)

no shares tendered by former or current employees as payment of the exercise price of stock options granted under the Company’s equity compensation plans.

14. SHARE-BASED COMPENSATION

Share-based Compensation Expense

The following table presents share-based compensation expense included in the Company’s consolidated statements of operations and comprehensive loss:

	Year Ended March 31,
(In thousands)	2012	2011	2010
Cost of goods manufactured and sold	$2,962	$1,725	$1,506
Research and development	8,784	6,218	3,489
Selling, general and administrative	17,080	11,889	8,926

Total share-based compensation expense	$28,826	$19,832	$13,921

At March 31, 2012, 2011 and 2010, $0.4 million, $0.6 million and $0.6 million, respectively, of share-based compensation cost was capitalized and recorded as “Inventory” in the consolidated balance sheets.

Share-based Compensation Plans

The Company has two compensation plans pursuant to which awards are currently being made, the 2011 Stock Option and Incentive Plan (the “2011 Plan”), and the 2008 Plan. The Company has five share-based compensation plans pursuant to which outstanding awards have been made, but from which no further awards can or will be made: (i) the 1996 Stock Option Plan for Non-Employee Directors (the “1996 Plan”); (ii) the 1998 Equity Incentive Plan (the “1998 Plan”); (iii) the 1999 Stock Option Plan (the “1999 Plan”); (iv) the 2002 Restricted Stock Award Plan (the “2002 Plan”); and (v) the 2006 Stock Option Plan for Non-Employee Directors (the “2006 Plan”). The 2011 Plan and the 2008 Plan provides for issuance of non-qualified and incentive stock options, restricted stock, restricted stock units, cash-based awards and performance shares to employees, officers and directors of, and consultants to, the Company in such amounts and with such terms and conditions as may be determined by the compensation committee of the Company’s board of directors, subject to provisions of the 2011 Plan and the 2008 Plan.

At March 31, 2012, there were 9.4 million shares of ordinary shares available for issuance under the Company’s stock plans. The 2011 Plan provides that awards other than stock options will be counted against the total number of shares available under the plan in a 1.8-to-1 ratio and the 2008 Plan provides that awards other than stock options will be counted against the total number of shares available under the plan in a 2-to-1 ratio.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. SHARE-BASED COMPENSATION (Continued)

Stock Options

A summary of stock option activity is presented in the following table:

	Number of Shares	Weighted Average Exercise Price
Outstanding, April 1, 2011	16,985,009	$13.45
Granted	3,802,100	$16.41
Exercised	(1,798,349)	$11.63
Forfeited	(227,025)	$13.50
Expired	(1,401,975)	$21.60

Outstanding, March 31, 2012	17,359,760	$13.68

Exercisable, March 31, 2012	11,018,060	$13.54

The weighted average grant date fair value of stock options granted during the years ended March 31, 2012, 2011 and 2010 was $8.00, $5.92 and $4.46, respectively. The aggregate intrinsic value of stock options exercised during the years ended March 31, 2012, 2011 and 2010 was $11.1 million, $2.0 million and $2.6 million, respectively.

At March 31, 2012, there were 6.1 million stock options expected to vest with a weighted average exercise price of $13.87 per share, a weighted average contractual remaining life of 8.6 years and an aggregate intrinsic value of $28.4 million. At March 31, 2012, the aggregate intrinsic value of stock options exercisable was $56.6 million with a weighted average remaining contractual term of 4.2 years. The number of stock options expected to vest is determined by applying the pre-vesting forfeiture rate to the total outstanding options. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the stock option.

At March 31, 2012, there was $23.3 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of approximately 2.1 years. Cash received from option exercises under the Company’s award plans during the years ended March 31, 2012 and 2011 was $17.2 million and $4.7 million, respectively. The Company issued new shares upon option exercises during the years ended March 31, 2012 and 2011.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. SHARE-BASED COMPENSATION (Continued)

Time-Vested Restricted Stock Units

A summary of time-vested RSU activity is presented in the following table:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested, April 1, 2011	1,870,515	$10.69
Granted	883,100	$17.91
Vested	(544,989)	$11.17
Forfeited	(94,450)	$13.54

Novested, March 31, 2012	2,114,176	$13.45

The weighted average grant date fair value of time-vested RSUs granted during the years ended March 31, 2012, 2011 and 2010 was $17.91, $11.74 and $8.83, respectively. The total fair value of time-vested RSUs that vested during the years ended March 31, 2012, 2011 and 2010 was $6.1 million, $4.0 million and $2.4 million, respectively.

At March 31, 2012, there was $12.5 million of total unrecognized compensation cost related to unvested time-vested RSUs, which will be recognized over a weighted average remaining contractual term of 1.9 years.

Performance-Based Restricted Stock Units

In May 2009, the board of directors awarded 45,000 RSUs to certain of the Company’s executive officers under the 2006 Plan that vest upon the approval of BYDUREON by the U.S. Food and Drug Administration (“FDA”), provided the approval by the FDA occurs at least one year after the date of grant. During the year ended March 31, 2010, 20,000 RSU’s were forfeited upon the resignation of an executive officer. The grant date fair value of the award was $8.55 per share, which was the market value of the Company’s stock on the date of grant. During the year ended March 31, 2012, the performance condition was met and the award vested.

In May 2008, the board of directors awarded 40,000 RSUs to certain of the Company’s executive officers under the 2002 Plan that vest upon the achievement of a market condition specified in the award terms. During the year ended March 31, 2010, 10,000 RSU’s were forfeited upon the resignation of an executive officer. The grant date fair value of $9.48 per share was determined through the use of a Monte Carlo simulation model. The compensation cost for the award’s grant date fair value of $0.4 million was recognized over a derived service period of 1.4 years. During the year ended March 31, 2012, the market condition was met and the awards vested.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. COLLABORATIVE ARRANGEMENTS

The Company’s business strategy includes forming collaborations to develop and commercialize its products, and to access technological, financial, marketing, manufacturing and other resources. The Company significant collaborative arrangements are described below:

Janssen

RISPERDAL CONSTA

Under a product development agreement, the Company collaborated with Janssen on the development of RISPERDAL CONSTA. Under the development agreement, Janssen provided funding to the Company for the development of RISPERDAL CONSTA, and Janssen is responsible for securing all necessary regulatory approvals for the product.

Under license agreements, the Company granted Janssen and an affiliate of Janssen exclusive worldwide licenses to use and sell RISPERDAL CONSTA. Under its license agreements with Janssen, the Company receives royalty payments equal to 2.5% of Janssen’s net sales of RISPERDAL CONSTA in each country where the license is in effect based on the quarter when the product is sold by Janssen. This royalty may be reduced in any country based on lack of patent coverage and significant competition from generic versions of the product. Janssen can terminate the license agreements upon 30 days’ prior written notice to the Company. The licenses granted to Janssen expire on a country-by-country basis upon the later of (i) the expiration of the last patent claiming the product in such country or (ii) fifteen years after the date of the first commercial sale of the product in such country, provided that in no event will the license granted to Janssen expire later than the twentieth anniversary of the first commercial sale of the product in such country, with the exception of certain countries where the fifteen-year limitation shall pertain regardless. After expiration, Janssen retains a non-exclusive, royalty-free license to manufacture, use and sell RISPERDAL CONSTA. We exclusively manufacture RISPERDAL CONSTA for commercial sale. Under its manufacturing and supply agreement with Janssen, the Company records manufacturing revenues when product is shipped to Janssen, based on 7.5% of Janssen’s net unit sales price for RISPERDAL CONSTA for the calendar year.

The manufacturing and supply agreement terminates on expiration of the license agreements. In addition, either party may terminate the manufacturing and supply agreement upon a material breach by the other party, which is not resolved within 60 days after receipt of a written notice specifying the material breach or upon written notice in the event of the other party’s insolvency or bankruptcy. Janssen may terminate the agreement upon six months’ written notice to the Company. In the event that Janssen terminates the manufacturing and supply agreement without terminating the license agreements, the royalty rate payable to the Company on Janssen’s net sales of RISPERDAL CONSTA would increase from 2.5% to 5.0%.

INVEGA SUSTENNA/XEPLION

Under its license agreement with Janssen Pharmaceutica N.V., the Company granted Janssen a worldwide exclusive license under its NanoCrystal technology to develop, commercialize and manufacture INVEGA SUSTENNA/XEPLION and related products.

Under its license agreement, the Company receives certain development milestone payments from Janssen and tiered royalty payments between 5% and 9% of INVEGA SUSTENNA net sales in each country where the license is in effect, with the exact royalty percentage determined based on worldwide

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. COLLABORATIVE ARRANGEMENTS (Continued)

net sales. These royalty payments may be reduced in any country based on lack of patent coverage or patent litigation, or where competing products achieve certain minimum sales thresholds. The licenses granted to Janssen expire on a country-by-country basis upon the later of (i) March 31, 2019 or (ii) the expiration of the last of the patents claiming the product in such country. After expiration, Janssen retains a non-exclusive, royalty-free license to develop, manufacture and commercialize the products.

Janssen may terminate the license agreement in whole or in part upon three months’ notice to the Company. The Company and Janssen have the right to terminate the agreement upon the material breach of the other party, which is not cured within a certain time period or upon the other party’s bankruptcy or insolvency.

During the years ended March 31, 2012, 2011 and 2010, the Company recognized $186.6 million, $154.4 million, and $148.8 million, respectively, of revenue from its arrangements with Janssen.

Acorda

Under an amended and restated license agreement, the Company granted Acorda an exclusive worldwide license to use and sell and, solely in accordance with its supply agreement, to make or have made AMPYRA/FAMPYRA. Under its license agreement with Acorda, the Company receives certain commercial and development milestone payments, license revenues and a royalty of approximately 10% based on sales of AMPYRA/FAMPYRA by Acorda or its sub-licensee, Biogen Idec. This royalty payment may be reduced in any country based on lack of patent coverage, competing products achieving certain minimum sales thresholds, and whether Alkermes manufactures the product.

Acorda has the right to terminate the license agreement upon 90 days’ written notice. The Company has the right to terminate the license agreement for countries in which Acorda fails to launch a product within a specified time after obtaining the necessary regulatory approval or fails to file regulatory approvals within a commercially reasonable time after completion and receipt of positive data from all preclinical and clinical studies required for filing a marketing authorization application. If the Company terminates Acorda’s license in any country, the Company is entitled to a license from Acorda of its patent rights and know-how relating to the product as well as the related data, information and regulatory files, and to market the product in the applicable country, subject to an initial payment equal to Acorda’s cost of developing such data, information and regulatory files and to ongoing royalty payments to Acorda. Subject to the termination of the license agreement, licenses granted under the license agreement terminate on a country-by-country basis on the later of (i) September 2018 or (ii) the expiration of the last to expire of our patents or the existence of a threshold level of competition in the marketplace.

Under its commercial manufacturing supply agreement with Acorda, the Company manufactures and supplies AMPYRA/FAMPYRA for Acorda (and its sub-licensees). Under the terms of the agreement, Acorda may obtain up to 25% of its total annual requirements of product from a second source manufacturer. The Company receives royalties equal to 8% of net selling price for all product manufactured by it and a compensating payment for product manufactured and supplied by a third party. The Company may terminate the supply agreement upon 12 months’ prior written notice to Acorda and either party may terminate the supply agreement following a material and uncured breach of the supply or license agreement or the entry into bankruptcy or dissolution proceedings of the other party. In addition, subject to early termination of the supply agreement noted above, the supply agreement terminates upon the expiry or termination of the license agreement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. COLLABORATIVE ARRANGEMENTS (Continued)

In January 2011, the Company entered into a development and supplemental agreement to its amended and restated license agreement with Acorda. Under the terms of this agreement, the Company granted Acorda the right, either with it or with a third party, in each case in accordance with certain terms and conditions, to develop new formulations of dalfampridine or other aminopyridines. Under the terms of the agreement, Acorda has the right to select either a formulation developed by the Company or by a third party for commercialization. If Acorda selects and commercializes a formulation developed by the Company, the Company is entitled to development fees, milestone payments (for new indications if not previously paid), license revenues and royalties in accordance with its amended and restated license agreement, and either manufacturing fees as a percentage of net selling price for product manufactured by the Company or compensating fees for product manufactured by third parties. If Acorda selects a formulation not developed by the Company, then the Company will be entitled to various compensation payments and have the first option to manufacture such third-party formulation. The agreement expires upon the expiry or termination of the amended and restated license agreement or may be earlier terminated by either party following an uncured breach of the agreement by the other party.

Acorda’s financial obligations under this development and supplemental agreement continue for a minimum of ten years from the first commercial sale of such new formulation, and may extend for a longer period of time, depending on the intellectual property rights protecting the formulation, regulatory exclusivity and/or the absence of significant market competition. These financial obligations survive termination.

During the years ended March 31, 2012, 2011 and 2010, the Company recognized $25.8 million, none and none respectively, of revenue from its arrangements with Acorda.

Amylin

In May 2000, the Company entered into a development and license agreement with Amylin for the development of exendin products falling within the scope of its patents, which includes the once-weekly formulation of exenatide, BYDUREON. Pursuant to the development and license agreement, Amylin has an exclusive, worldwide license to the Company’s polymer-based microsphere technology for the development and commercialization of injectable extended-release formulations of exendins and other related compounds. The Company receives funding for research and development and milestone payments consisting of cash and warrants for Amylin common stock upon achieving certain development and commercialization goals and will also receive royalty payments based on future product sales. In October 2005 and in July 2006, the Company amended the development and license agreement. Under the amended agreement, the Company is responsible for formulation and is principally responsible for non-clinical development of any products that may be developed pursuant to the agreement and for manufacturing these products for use in early-phase clinical trials.

Amylin is responsible for commercializing exenatide products, including BYDUREON, in the U.S. and for U.S. regulatory matters relating to BYDUREON. Lilly, Amylin’s former worldwide collaboration partner with respect to exenatide products, continues to have exclusive rights to commercialize exenatide products outside of the U.S. until December 31, 2013 or such earlier date as agreed by the parties pursuant to the terms of their transition agreement, following which Amylin will have such exclusive rights. Subject to these arrangements with Lilly, Amylin is responsible for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. COLLABORATIVE ARRANGEMENTS (Continued)

conducting clinical trials, securing regulatory approvals and marketing any products resulting from the collaboration on a worldwide basis.

In conjunction with the 2005 amendment of the development and license agreement with Amylin, the Company reached an agreement regarding Amylin’s construction of a manufacturing facility for BYDUREON and certain technology transfer related thereto. The facility and technology transfer of the Company’s manufacturing processes was completed in 2009. Amylin will be responsible for the manufacture of BYDUREON and will operate the facility.

Until December 31 of the tenth full calendar year following the year in which the first commercial sale of BYDUREON occurs, the Company will receive royalties equal to 8% of net sales from the first 40 million units of BYDUREON sold in any particular year and 5.5% of net sales from units sold beyond the first 40 million units for that year. Thereafter, during the term of the development and license agreement, the Company will receive royalties equal to 5.5% of net sales of products sold. The Company received a $7.0 million milestone payment in each of July 2011 and March 2012 upon the first commercial sale of BYDUREON in the EU and U.S., respectively.

The development and license agreement terminates on the later of (i) 10 years from the first commercial sale of the last of the products covered by the development and license agreement, or (ii) the expiration or invalidation of all of its patents covering such product. Upon termination, all licenses become non-exclusive and royalty-free. Amylin may terminate the development and license agreement for any reason upon 180 days’ written notice to the Company. In addition, either party may terminate the development and license agreement upon a material default or breach by the other party that is not cured within 60 days after receipt of written notice specifying the default or breach.

During the years ended March 31, 2012, 2011 and 2010, the Company recognized $18.8 million, $2.9 million and $4.1 million, respectively, of revenue from its arrangements with Amylin.

Cilag

In December 2007, the Company entered into a license and commercialization agreement with Cilag to commercialize VIVITROL for the treatment of alcohol dependence and opioid dependence in Russia and other countries in the CIS. Under the terms of the agreement, Cilag has primary responsibility for securing all necessary regulatory approvals for VIVITROL and Janssen-Cilag, an affiliate of Cilag, commercializes the product. The Company is responsible for the manufacture of VIVITROL and receives manufacturing and royalty revenues based upon product sales.

Cilag has paid the Company $6.0 million to date in nonrefundable payments, and the Company’s agreement provides that it could be eligible for up to an additional $33.0 million in milestone payments upon the receipt of regulatory approvals for the product, the occurrence of certain agreed-upon events and the achievement of certain VIVITROL sales levels.

Commencing five years after the effective date of the agreement, Cilag will have the right to terminate the agreement at any time by providing 90 days’ written notice to the Company, subject to certain continuing rights and obligations between the parties. Cilag will also have the right to terminate the agreement at any time upon 90 days’ written notice to it if a change in the pricing and/or reimbursement of VIVITROL in Russia and other countries of the CIS has a material adverse effect on the underlying economic value of commercializing the product such that it is no longer reasonably profitable to Cilag. In addition, either party may terminate the agreement upon a material breach by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. COLLABORATIVE ARRANGEMENTS (Continued)

the other party, which is not cured within 90 days after receipt of written notice specifying the material breach or, in certain circumstances, a 30-day extension of that period.

During the year ended March 31, 2012, 2011 and 2010, the Company recognized $5.1 million, $0.4 million and $0.8 million of revenue from its arrangement with Cilag, respectively.

16. INCOME TAXES

The Company’s provision (benefit) for income taxes is comprised of the following:

	Year Ended March 31,
(In thousands)	2012	2011	2010
Current income tax provision (benefit):
U.S. Federal	$7,321	$(756)	$(3,318)
U.S. State	6,649	30	75
Rest of world	28	—	—
Deferred income tax (benefit) provision:
Ireland	(4,551)	—	—
U.S. Federal	(10,024)	(206)	(1,674)
U.S. State	(137)	(19)	(158)

Total tax benefit	$(714)	$(951)	$(5,075)

The current income tax provision for the year ended March 31, 2012 is primarily due to a provision of $13.1 million on the taxable transfer of the BYDUREON intellectual property from the U.S. to Ireland, partially offset by a $4.3 million benefit recorded to additional paid-in capital related to the utilization of certain NOL carryforwards resulting from the exercise of employee stock options. The current income tax benefit for the year ended March 31, 2011 is primarily related to a tax benefit for bonus depreciation pursuant to the Small Business Jobs Act of 2010. The current income tax benefit for the year ended March 31, 2010 is primarily the result of a carryback of the Company’s 2010 AMT NOL pursuant to the Worker, Homeownership and Business Act of 2009. This law increased the carryback period for certain NOLs from two years to five years. Prior to the adoption of this law, the Company had recorded a full valuation allowance against the credits that were established in prior periods when the Company was subject to AMT provisions.

The deferred tax provision for the year ended March 31, 2012 is primarily due to a benefit of $4.6 million from the partial release of the Irish deferred tax liability relating to acquired intellectual property that was established in connection with the Business Combination and a benefit of $9.9 million due to the partial release of an existing U.S. federal valuation allowance as a consequence of the Business Combination. The deferred tax benefits for the years ended March 31, 2011 and 2010 are primarily due to the recognition of $0.2 million and $1.8 million of income tax expense associated with the increase in the value of certain securities that it carried at fair market value during the year ended March 31, 2011 and 2010, respectively.

No provision for income tax has been provided on undistributed earnings of the Company’s foreign subsidiaries because the Company considers such earnings to be indefinitely reinvested. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $10 million at March 31, 2012. In the event of distribution of those earnings in the form of dividends or otherwise, the Company would

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES (Continued)

be subject to income taxes, subject to an adjustment, if any, for foreign tax credits, and foreign withholding taxes payable to certain foreign tax authorities. Determination of the amount of income tax liability that would be incurred is not practicable because of the complexities associated with this hypothetical calculation; however, unrecognized foreign tax credit carryforwards may be available to reduce some portion of the tax liability, if any.

The distribution of the Company’s net loss before the provision for income taxes by geographical area consisted of the following:

	Year Ended March 31,
(In thousands)	2012	2011	2010
Ireland	$(36,711)	$—	$—
U.S.	(84,858)	(46,491)	(44,701)
Rest of world	7,177	—	—

Loss before provision for income taxes	$(114,392)	$(46,491)	$(44,701)

The components of the Company’s net deferred tax liabilities are as follows:

	March 31,
(In thousands)	2012	2011
Deferred tax assets:
Irish NOL carryforwards	$55,175	$—
Tax benefit from the exercise of stock options	22,089	35,440
Share-based compensation	21,992	18,137
Tax credit carryforwards	12,294	18,038
U.S. federal and state NOL carryforwards	7,365	54,555
Alkermes Europe, Ltd. NOL carryforward	4,675	5,049
Deferred revenue	1,778	2,016
Other	9,774	6,459
Less: valuation allowance	(107,128)	(133,212)

Total deferred tax assets	28,014	6,482

Deferred tax liablilities:
Intangible assets	(42,857)	—
Property, plant and equipment	(19,049)	(6,482)

Total deferred tax liabilities	(61,906)	(6,482)

Net deferred tax liabilities	$(33,892)	$—

As of March 31, 2012, the Company had $441.4 million of Irish NOL carryforwards, $107.3 million of U.S. federal NOL carryforwards, $15.4 million of state NOL carryforwards, and $18.7 million of other foreign NOL and capital loss carryforwards, which either expire on various dates through 2032 or can be carried forward indefinitely. These loss carryforwards are available to reduce certain future Irish and foreign taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. These loss carryforwards, which may be utilized in any future period, may be subject to limitations based upon changes in the ownership of the company’s

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES (Continued)

stock. The Company has performed a review of ownership changes in accordance with the U.S. Internal Revenue Code and the Company has determined that it is more likely than not that, as a result of the Business Combination, the Company has experienced a change of ownership. As a consequence, the Company’s U.S. federal NOL carryforwards and tax credit carryforwards are subject to an annual limitation of $127.0 million.

The Company records a deferred tax asset or liability based on the difference between the financial statement and tax basis of assets and liabilities, as measured by enacted tax rates assumed to be in effect when these differences reverse. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including its past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which the Company operates and its forecast of future taxable income. In determining future taxable income, the Company is responsible for assumptions utilized including the amount of Irish, U.S. and other foreign pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates that the Company is using to manage the underlying businesses. As of March 31, 2012, the Company determined that it is more likely than not that a significant portion of the deferred tax assets will not be realized and a valuation allowance has been recorded. The $26.1 million decrease in the valuation allowance from the year ended March 31, 2011 to the year ended March 31, 2012 was primarily due to the utilization of NOLs. The Company has a $33.9 million deferred tax liability as of March 31, 2012 which is primarily related to book over tax basis differences in acquired intellectual property.

The tax benefit from stock option exercises included in the table above represents benefits accumulated prior to the adoption of Accounting Standards Codification (“ASC”) Topic 718 (“ASC 718”) that have not been realized. Subsequent to the adoption of ASC 718 on April 1, 2006, an additional $17.1 million of tax benefits from stock option exercises, in the form of NOL carryforwards and tax credit carryforwards, have not been recognized in the financial statements and will be once they are realized. In total, the Company has approximately $39.2 million related to certain NOL carryforwards and tax credit carryforwards resulting from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES (Continued)

As part of the Business Combination, Alkermes plc was incorporated and is headquartered in Dublin, Ireland. The statutory tax rate for trading income in Ireland is 12.5%. A reconciliation of the Company’s statutory tax rate to its effective rate is as follows:

	Year Ended March 31,
	2012	2011	2010
Statutory rate	12.5%	34.0%	34.0%
U.S. State income taxes, net of U.S. federal benefit	(6.8)%	—%	(0.1)%
R&D credit	—%	1.4%	0.8%
Share-based compensation	(0.7)%	(2.6)%	(2.9)%
Other permanent items	—%	(0.6)%	(0.5)%
Change in valuation allowance	47.3%	(30.1)%	(19.9)%
Foreign rate differential	(51.7)%	—%	—%

Effective tax rate	0.6%	2.1%	11.4%

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	Unrecognized Tax Benefits
Balance, April 1, 2009	$1,826
Additions based on tax positions related to prior periods	9

Balance, March 31, 2010	1,835
Additions based on tax positions related to prior periods	49

Balance, March 31, 2011	1,884
Additions based on tax positions related to prior periods	624
Decreases due to lapse of statute of limitations	(68)

Balance, March 31, 2012	$2,440

Included in unrecognized tax benefits at March 31, 2012 is $2.4 million of tax benefits that, if recognized, would affect the Company’s annual effective tax rate. Of this balance, $1.7 million relates to deferred tax assets for which a full valuation allowance would be recorded, offsetting any tax benefits that would be realized. The Company expects a net reduction in its unrecognized tax benefits in the amount of $0.5 million due to the expected resolution of certain matters over the next twelve months. The Company has elected to include interest and penalties related to uncertain tax positions as a component of its provision for taxes. For the year ended March 31, 2012, the Company’s accrued interest and penalties related to uncertain tax positions was not significant.

Our major taxing jurisdictions include Ireland and the U.S. (federal and state). These jurisdictions have varying statutes of limitations. In the U.S., the 2007 through 2012 fiscal years remain subject to examination by the respective tax authorities. In Ireland, fiscal years 2008 to 2012 remain subject to examination by the Irish tax authorities. Additionally, because of our Irish and U.S. loss carryforwards, certain tax returns from fiscal years 1998 onward may also be examined. These years generally remain open for three to four years after the loss carryforwards have been utilized. Fiscal years, 2007, 2008 and 2010 for Alkermes, Inc., are currently under examination by the U.S. Internal Revenue Service.

ALKERMES PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain of its offices, research laboratories and manufacturing facilities under operating leases with initial terms of one to twenty years, expiring through the year 2020. Certain of the leases contain provisions for extensions of up to ten years. These lease commitments are primarily related to the Company’s corporate headquarters in Ireland and its corporate offices and manufacturing facility in Massachusetts. As of March 31, 2012, the total future annual minimum lease payments under the Company’s non-cancelable operating leases are as follows:

(In thousands)	Payment Amount
Fiscal Years:
2013	$6,190
2014	3,773
2015	4,068
2016	3,970
2017	3,472
Thereafter	12,000

33,473
Less: estimated sublease income	(4,582)

Total future minimum lease payments	$28,891

Rent expense related to operating leases charged to operations was $4.2 million, $5.4 million and $11.2 million for the years ended March 31, 2012, 2011 and 2010, respectively. These amounts are net of sublease income of $9.2 million, $7.3 million and $3.5 million earned in the years ended March 31, 2012, 2011 and 2010, respectively. In addition to its lease commitments, the Company has open purchase orders totaling $114.8 million at March 31, 2012.

Litigation

From time to time, the Company may be subject to other legal proceedings and claims in the ordinary course of business. For example, the Company is currently involved in various sets of Paragraph IV litigations in the U.S. and similar suits in Canada and France in respect of certain of its products. The Company is not aware of any such proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, results of operations, cash flows and financial condition.